SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                HANDLEMAN COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock - $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    410252100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
Ms. Stephney Costello                                George J. Mazin, Esq.
Palisade Capital Management, L.L.C.                  Lowenstein Sandler PC
One Bridge Plaza                                     65 Livingston Avenue
Fort Lee, New Jersey  07024                          Roseland, New Jersey  07068
(201) 585-7733                                       (973) 597-2418
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  March 8, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   410252100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

    Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
________________________________________________________________________________
2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):

            (a) Not
            (b) Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  OO
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:       New Jersey

     Number of                          7) Sole Voting Power:         1,717,400*
                                           -------------------------------------
     Shares Beneficially                8) Shared Voting Power:               0
                                           -------------------------------------
     Owned by
     Each Reporting                     9) Sole Dispositive Power:   2,048,200*
                                           -------------------------------------
     Person With                       10) Shared Dispositive Power:          0
                                           -------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,048,200*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):       Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):    7.2%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________
* Palisade Capital Management, L.L.C. ("Palisade") is a registered investment advisor which has discretionary authority over the accounts of its clients. Palisade is the beneficial owner of 2,048,200 shares or 7.2% of Handleman Company (the "Company') common stock, par value $.01 per share (the "Common Stock"), on behalf of its clients. No one such client account contains more than five percent of the Common Stock. Palisade has sole power to direct the disposition of 2,048,200 shares of the Common Stock. While Palisade has the sole power to vote 1,717,400 shares of the Common Stock, some of its clients maintain the sole power to vote, in the aggregate, 330,800 shares of the Common Stock held in their respective Palisade accounts.

          Palisade Capital  Management,  L.L.C.  ("Palisade")  hereby amends its
Schedule 13G, filed with the Securities and Exchange Commission on February 10, 2000, relating to the shares of Handleman Company (the "Company") common stock, $.01 par value (the "Common Stock"), as follows:

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock of the Company, whose principal executive offices are located at 500 Kirts Boulevard, Troy, Michigan 48084-4142.

Item 2.   Identity and Background.
          -----------------------

          The reporting person filing this statement is Palisade, a New Jersey limited liability company, whose business address is One Bridge Plaza, Fort Lee, New Jersey 07024. Palisade is an investment advisor registered under the Investment Advisers Act of 1940, as amended. Palisade has never been convicted in any criminal proceeding, nor has it been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The source of all funds used to purchase shares of the Common Stock was client assets managed by Palisade. The aggregate amount of funds used in making the purchases reported on the Schedule 13G, previously filed with the Securities and Exchange Commission, and this Schedule 13D was approximately $26,061,685.

Item 4.   Purpose of Transaction.
          ----------------------

          At the time of each of the acquisitions of the Common Stock, previously reported on the Schedule 13G and filed with the Securities and Exchange Commission and this Schedule 13D, Palisade acquired the Common Stock for investment purposes only on behalf of its clients, over whose accounts Palisade exercises investment discretion.

          In light of the poor performance of the Company's stock, on March 8, 2000, on behalf of Palisade, Richard Meisenberg, Executive Vice President of Palisade, caused a letter to be sent to the President and Chief Executive Officer of the Company, requesting that copies of same be provided to all members of the board of directors of the Company (the "Board"), proposing that the Board immediately consider steps to increase shareholder value through, among other things, a sale by auction of approximately 25% of the Company's Common Stock and the implementation of a Common Stock repurchase plan.

          Depending on the performance of the Common Stock, the Company's future prospects and other factors, including but not limited to the Company's response to the above-referenced proposal, Palisade may continue to make its views known to management and the Board concerning the actions which Palisade believes should be taken to increase shareholder value. Palisade may also communicate with other shareholders of the Company, or persons who may desire to become shareholders of the Company, regarding the management and operation of the Company and respond to inquiries regarding the same from the press and other media.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2000, as of March 3, 2000 there were outstanding 28,444,922 shares of the Common Stock. As of March 8, 2000, 2,048,200 shares (7.2%) of the Common Stock are owned by Palisade on behalf of its clients in accounts over which Palisade has investment discretion. Palisade possesses sole power to direct the disposition of all shares of the Common Stock beneficially owned by it. Palisade also possesses sole power to vote all but 330,800 shares of the Common Stock beneficially owned by it. The power to vote such 330,800 shares is reserved by various clients for whom Palisade maintains investment accounts.

          The following table details the transactions during the past sixty days, each of which was effected in an ordinary brokerage transaction, in the Common Stock by Palisade or any other person or entity controlled by Palisade or any person or entity for which Palisade possesses voting or investment control over the securities thereof:

                                   (Purchases)

     Date                            Quantity                           Price
     ----                            --------                           -----
January 11, 2000                       5,000                           $10.60
January 12, 2000                      10,000                           $10.08

                                     (Sales)

     Date                            Quantity                           Price
     ----                            --------                           -----
January 20, 2000                      10,000                           $10.51
February 8, 2000                       1,500                           $11.20
February 10, 2000                      5,000                           $12.50

          Additionally, on January 21, 2000, a client of Palisade whose account held 9,300 shares of Common Stock terminated its relationship with Palisade so that Palisade no longer possessed any voting and/or dispositive control over such 9,300 shares. Moreover, on February 18, 2000, a client of Palisade whose account held 8,100 shares of Common Stock terminated its relationship with Palisade so that Palisade no longer possessed any voting and/or dispositive control over such 8,100 shares (collectively, with the 9,300 shares referenced in the preceding sentence, the "Terminated Shares"). Accordingly, for the purposes of Regulation Section 240.13d-3, Palisades is no longer deemed the beneficial owner of the Terminated Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

          No contracts, arrangements, understandings or relationships exist with respect to any securities of the Company as between Palisade and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          (1) Letter, dated March 8, 2000, from Richard Meisenberg, Executive Vice President of Palisade, to Stephen Strome, President and Chief Executive Officer of the Company.


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            April 26, 2000


                                            /s/Steven E. Berman
                                            ____________________________________
                                            Steven E. Berman, in his capacity as
                                            a   member   of   Palisade   Capital
                                            Management, L.L.C.

      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX

         Exhibit No.       Exhibit Name

           (1) Letter, dated March 8, 2000, from Richard Meisenberg, Executive Vice resident of Palisade, to Stephen Strome, President and Chief Executive Officer of the Company.

                                   EXHIBIT (1)


               (on Palisade Capital Management, L.L.C. letterhead)

March 8, 2000

Mr. Stephen Strome
President, Chief Executive Officer
Handleman Company
500 Kirts Blvd.
Troy, MI  48084

Dear Steve:

As you know, Palisade Capital is the largest holder of Handleman stock and we are taking the time to write this letter to you and the Board to express our frustration with performance of the stock. Unfortunately, as a public company, this is the only metric by which you are measured.

While your operating numbers are excellent, there appears to be a lack of direction on where the company wants go and how they are going to get there. You are in three distinct businesses, peripherally related, which can be separated to better realize the value for the shareholders.

The management team has done a fine job of restructuring the company over the last two years, paying down debt, buying back 17% of the stock and rationalizing unproductive distribution centers - but it is not enough. Handleman stock is trading at the same valuation it traded at three years ago.

By our calculations the stock is now trading at 3-1/2 times cash flow, with a virtually debt- free balance sheet, yet the management (Board) refuses to "step to the plate" and consummate an aggressive buyback. Why? The answers we've heard for a year have included (1) potential acquisitions on the horizon, (2) the cost of financial restructuring was prohibitive, and (3) the Board is not on-board.

Therefore we propose that the Board of Directors immediately consider the following proposals to increase shareholder value:

         1) Dutch Auction for 7-8 million  shares at between $13-15 per share
         2) Aggressive  buyback in open  market (no  formula)
         3) Retention of an investment advisor/banking firm to explore strategic alternatives to enhance shareholder value

Mr. Stephen Strome
March 8, 2000
Page 2


We would be happy to discuss these ideas or introduce you to bankers. Time is of the essence.

We respectfully ask that a copy of this letter be given to all Board members and that we receive a reply.


Sincerely,


/s/Richard Meisenberg
Richard Meisenberg
Executive Vice President